
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 4, 2016

BY EMAIL

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603-4080

> Re: FT 6065
>   File Nos. 333-211001 and 811-05903

Dear Mr. Fess:

You are receiving this correspondence because your client, First Trust Portfolios L.P. ("First Trust"), serves as sponsor to a unit investment trust ("UIT") that proposes to include derivative instruments in its portfolio. Specifically, FT 6065, which incorporates by reference the final prospectus for FT 5930, the Capital Strength Buy-Write Portfolio, Series 27, proposes to invest in a portfolio of U.S. Treasury securities and common stocks, which will be subject to Long Term Equity AnticiPation Securities ("LEAPS®"). FT 6065 proposes to sell a LEAPS® call option against each of its positions, which would give the option holder the right to buy the common stocks from FT 6065 at a predetermined price on any business day prior to the LEAPS'® expiration date. As a result of the regulatory and structural features of UITs, the use of derivatives by a UIT would appear to raise a number of legal and policy concerns.

We describe these concerns below and request that you submit any analysis or information that you believe would be helpful in our review of the pending registration statement for FT 6065. We recognize that derivatives may vary widely in their terms and that the concerns described below may apply more or less depending on the particular terms of the derivative First Trust uses or proposes to use. In any response, please identify whether your analysis depends on the particular features and risks of the derivative or type of derivative First Trust uses or proposes to use.

We note that rule 487 under the Securities Act of 1933 permits a UIT to designate a date and time for the registration statement to go effective under certain circumstances. Due to our concerns discussed herein, we believe that it would not be appropriate for a UIT using derivatives (including as part of a covered-call writing strategy) to rely on rule 487 to expedite the effectiveness of its registration statement.

UITs and derivatives

The Division has undertaken a review of UITs that have used or propose to use derivatives in light of the requirements of section 4(2) of the Investment Company Act of 1940 (the "Act") and the staff's observation of an increase in the extent to which UITs use or propose to use derivatives. Section 4(2), which defines "unit investment trust," differentiates UITs from management investment companies by providing for essentially no management and a fixed portfolio as well as a simple capital structure.[1]

The UIT form is not well suited to the risks of many derivatives

The use of derivatives may pose a number of risks for an investment company. These risks may include increased investment risk through leverage and concentrated counterparty exposure. They may also include investment, legal, and operational risks introduced by the complexity of designing the investment strategy, negotiating the derivative instrument, administering the derivative instrument, managing the rights and obligations arising under the derivative instrument, or managing any default, dispute or bankruptcy claim arising out of a bilateral contract. These risks may relate to the initial design of the fund and its strategy or may arise over time in connection with the derivative instrument, including as a result of changes in market conditions or counterparty credit quality.

When a management investment company engages in derivatives transactions, a range of safeguards under the Act are in place to protect investors. These include the leverage limitations in section 18 and an adviser charged with a fiduciary duty to act in the best interests of the fund. These protections also include a board of directors to oversee, among other things, valuation of the fund's investments and the overall performance of the adviser. In discussing the use of derivatives by management investment companies, the Commission and its staff have also highlighted the importance of the board in overseeing the risks and management of derivative instruments.[2] By contrast, in a UIT, there is no adviser with a fiduciary duty to provide day-to-

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[1] Section 4(2) of the Act states: "'Unit investment trust' means an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities; but does not include a voting trust." We also note that, on December 11, 2015, the Commission issued a rulemaking proposal that would address derivatives use by management investment companies. Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015) (available at https://www.sec.gov/rules/proposed/2015/ic-31933.pdf). Although the proposed rule would not apply to UITs, the Commission noted that "derivatives transactions generally require a significant degree of management and may not meet the requirements imposed on a UIT by the Investment Company Act [of 1940], including section 4(2) thereof." *Id.* at 52, n.139.

[2] *See* Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) ("If an investment company is involved in [reverse repurchase agreements, firm commitment agreements, standby commitment agreements, or similar trading practices with comparable effects on the capital structure of the investment company], the directors should review the adequacy of the investment

day management, and there is no board to oversee why and how the fund uses derivatives, the risks of such instruments or the effectiveness of internal controls designed to monitor risk. Accordingly, UITs lack features that the Commission and Division have highlighted as important to appropriately address the risks of derivatives.

Further, unlike when an investor buys shares of a management investment company, the UIT investor must judge for herself all potential risks relating to the UIT's portfolio.[3] Without an adviser and board in place, it becomes that much more important for the investor to be able to rely on and understand the UIT's portfolio and the UIT's disclosure in order to assess the risks of investment. Although derivatives may vary widely in their terms and, therefore, the risks presented, some present significant complexity or are deployed in complex strategies. In these instances, adequately conveying the features and risks of the fund through disclosure also may prove challenging.

In addition, because UITs are intended to have essentially no management, sponsors may seek to design derivatives that minimize discretion, automate operations or shift decision making to the counterparty. This attempt to fit derivatives to the UIT form may, however, force important principles into conflict, trading the core structural limitations of section 4(2) against other shareholder protections. For example, a sponsor might seek to defer to a counterparty to

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company's disclosure of its participation therein, and the risks of loss to the investment company and its shareholders which may result from such securities trading practices. Directors should review also the adequacy of their valuation of, and accounting for, such transactions. Directors should further determine whether such trading practices, because of their inherent risk, are consistent with the policies of the investment company as recited in its registration statement, or cause its name to be deceptive or misleading."), Letter from Arthur Levitt, then Chairman, SEC, to Matthew P. Fink, then President, Inv. Co. Inst. (June 17, 1994) ("[F]und directors have critical oversight responsibilities for their fund's use of derivatives. They are on the frontlines of investor protection. Are they asking the hard questions about derivatives use and risk management? It is their job to review and approve fund disclosures, and to oversee pricing issues, suitability, trading strategies, accounting questions, and internal controls."), Custody of Investment Company Assets with Futures Commission Merchants and Commodity Clearing Organizations, Investment Company Act Release No. 22389 (Dec. 11, 1996) (adopting rule 17f-6 under the Act) ("[F]und boards have a particular responsibility to ask questions concerning why and how the fund uses futures and other derivative instruments, the risks of using such instruments, and the effectiveness of internal controls designed to monitor risk and assure compliance with investment guidelines regarding the use of such instruments."), and Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011) ("A fund's use of derivatives presents challenges for its investment adviser and board of directors to ensure that the derivatives are employed in a manner consistent with the fund's investment objectives, policies, and restrictions, its risk profile, and relevant regulatory requirements, including those under federal securities laws."); *see also* Keynote Address at Mutual Fund Directors Forum Program by Gene Gohlke, Associate Director, Office of Compliance Inspections and Examinations (Nov. 8, 2007) (available at www.sec.gov/news/speech/2007/spch110807gg.htm).

[3]   In Senate testimony preceding adoption of the Act, John H. Hollands, an SEC attorney, stated, "[t]he essential distinction between these trusts and the management trusts is that these trusts have virtually no management. *The investor really exercises his own judgment, because he is ordinarily shown the list of securities in which his funds will be invested*, and it is only under very special circumstances that the portfolio can be changed and those securities eliminated and others substituted." (emphasis added) Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 300 (1940).

make determinations and calculations in relation to a derivative. In other cases, a sponsor might attempt to avoid the need to negotiate a substitute derivative during the life of a UIT – an activity that would likely involve management not permitted to a UIT – by providing that the UIT would terminate early if the derivative terminates early. This, however, could mean that the derivative counterparty would essentially have control over the termination of the UIT and that the UIT could not seek better terms should they become available during its life. Moreover, such modifications of a derivatives instrument may, while reducing management activities of the UIT, effectively transfer control of these activities, and related assets, of the UIT to a counterparty in a manner that is not consistent with the purposes of the core capital structure limitations of section 4(2).[4] Designing a derivative with limited management may necessarily diminish the UIT's ability to, for instance, raise and pursue disputes with the counterparty and oversee valuation. As a result, a derivative may present greater risk to shareholders in the hands of a UIT than in the hands of an investment company that may appropriately manage it.

For the foregoing reasons, we believe it may not be possible to reconcile the appropriate design, administration, and risk management of at least some derivatives with the UIT form. Please submit any analysis or information that you believe may be pertinent to our review of the pending FT 6065 registration statement, including specific analysis concerning the use of LEAPS®.

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Please feel free to call me at (202) 551-5616 if you have any questions or would like to further discuss the Staff's concerns regarding the use of derivatives by FT 6065, which First Trust is proposing to register.

Sincerely,

/s/ Lauren A. Sprague

Lauren A. Sprague
Senior Counsel

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[4] Section 4(2) of the Act permits UITs to issue only redeemable securities, each of which represents an undivided interest in a unit of specified securities. By definition, "UITs may not issue debt or senior equity securities." *See* Protecting Investors: A Half Century of Investment Company Regulation at 90, n.313 (May 1992) (available at https://www.sec.gov/divisions/investment/guidance/icreg50-92.pdf).

cc: Brian D. Free, Esq.
       Chapman and Cutler LLP

       Steven I. Amchan, Esq.
       Jill L. Ehrlich, Esq.
       Chief Counsel's Office - Division of Investment Management